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                                                   File Number 70-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
Pittsburgh, Pennsylvania 15222-3199

(a registered holding company and
the parent of the other parties)

CNG ENERGY SERVICES CORPORATION
CNG POWER COMPANY
CNG SPECIAL PRODUCTS AND SERVICES, INC.
One Park Ridge Center
P.O. Box 15746
Pittsburgh, Pennsylvania  15244-0746


Names and addresses of agents for service:

S. E. WILLIAMS, Senior Vice President	N. F. CHANDLER, General Attorney
   and General Counsel	  Consolidated Natural Gas
Consolidated Natural Gas Company	  Service Company, Inc.
CNG Tower	CNG Tower
625 Liberty Avenue	625 Liberty Avenue
Pittsburgh, Pennsylvania  15222-3199	Pittsburgh, Pennsylvania  15222-3199


						With a copy to:

						Gary W. Wolf, Esq.
						Cahill, Gordon & Reindel
						Eighty Pine Street
						New York, NY  10005



       2                                              File Number 70-



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


Item 1.  Description of Proposed Transaction

     (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

     Consolidated Natural Gas Company ("Consolidated") is a public utility holding company registered as such under the Public Utility Holding Co. Act of 1935 ("Act" or "1935 Act"). It is engaged solely in the business of owning and holding all of the outstanding securities of sixteen subsidiaries. These subsidiary companies are primarily engaged in natural gas exploration, production, purchasing, gathering, transmission, storage, distribution, marketing and by-product operations.


I. OVERVIEW OF RESTRUCTURING APPLICATION


	The purpose of the Application is two-fold. First, this application-declaration ("Application") contains the request of Consolidated and three of its wholly-owned subsidiaries, CNG Energy Services Corporation ("Energy Services")


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CNG Power Company ("CNG Power") and CNG Special Products and Services, Inc.
("CNG Special Products"), for various authorizations to effect a restructuring of a group of companies in the Consolidated Natural Gas System ("CNG System" or "System") which are in the non-utility energy business. This would move the CNG System independent power companies and other non-utility energy related companies, other than the current System transmission, production and hub companies, to become direct or indirect subsidiaries of Energy Services. The resulting configuration would cause this part of the CNG System (the "Energy Services Group") to conform with its managerial reporting structure.
	The second purpose of the Application is to enhance the current authorization of the non-utility part of the CNG System so that it may engage in a broader spectrum of energy related businesses than that in which Energy Services can now engage. This would allow the System to compete more effectively in the rapidly changing non-utility energy industry. To accomplish this end, Consolidated seeks broadened authority for Energy Services and authority to form one or more new subsidiaries to engage in such non-utility energy services.

	The Application is believed to be in alignment with the efforts of the Securities and Exchange Commission ("Commission") to modernize its administration of the Act.


II. PROPOSED RESTRUCTURING TRANSACTIONS

	The restructing of the Energy Services Group would be effected through the following steps.


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	(1) CNG LAKEWOOD, INC.  CNG Lakewood, Inc. ("CNG Lakewood") is
currently a wholly-owned subsidiary of CNG Power Services Corporation ("CNG Power Services"), which has exempt wholesale generator ("EWG") status under Section 32 of the Act. CNG Lakewood owns a 1% general partnership interest in Lakewood Cogeneration L.P. ("Lakewood Partnership"), which is also an EWG. CNG Power owns a 34% limited partnership interest in Lakewood Partnership and had owned all of the outstanding common stock of CNG Lakewood now held by CNG Power Services. In the event the Commission authorizes Energy Services to engage in power marketing as described in more detail below, the need for CNG Power Services as the power marketing company of the CNG System would lessen.
In such case, it is proposed to transfer the issued and outstanding shares of common stock of CNG Lakewood from CNG Power Services back to CNG Power as part of a liquidating dividend from CNG Power Services to Consolidated and a subsequent capital contribution by Consolidated of such stock to CNG Power. This would result in CNG Power having ownership of all independent power production entities in the CNG System, its designated role. Subsequent to the transfer by CNG Power Services to Consolidated of the CNG Lakewood stock, CNG Power Services may (i) continue to function as a power marketer (even though relinquishing its EWG status) either by remaining a direct subsidiary of Consolidated or by becoming a subsidiary of Energy Services through a capital contribution by Consolidated to Energy Services of all of the outstanding common stock of CNG Power Services, (ii) ultimately conclude its current power marketing business, including transferring that portion of its business that is assignable to Energy Services, after which CNG Power Services would be dissolved, or
(iii) merge with Energy Services, with the latter company succeeding to


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all the rights and liabilities of CNG Power Services' power marketing business.

     (2) CNG SPECIAL PRODUCTS AND SERVICES, INC.  By order dated
August 28, 1995, HCAR No. 26363, File No. 70-8577, Consolidated and Energy Services were authorized to form a new subsidiary of Energy Services called CNG Special Products and Services, Inc. ("CNG Special Products"). Various utility customer products and services will be offered through CNG Special Products. In order to have CNG Power's activities concentrated in independent power production, it is proposed to move the present Liquids, Technical Products and Natural Gas Vehicle Divisions of CNG Power to CNG Special Products. This would be effected through a dividend of the assets of such divisions to Consolidated, with subsequent transfer of the same to CNG Special Products through sequential contributions of capital by Consolidated and Energy Services. Such a transfer would be in furtherance of CNG Special Products' designation as the Energy Services subsidiary to contain business operations which are not of immediate significance to justify the creation of another corporation in which to be "housed", and which do not otherwise fall within the ambit of another existing associate company within the CNG System.


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	(3) CNG POWER COMPANY.  All of the issued and outstanding shares of common stock of CNG Power are owned by Consolidated. These shares would be transferred as a capital contribution to Energy Services, thereby making CNG Power a wholly-owned subsidiary of Energy Services. Currently the management of CNG Power report to the chief executive officer of Energy Services. To make CNG Power a direct subsidiary of Energy Services would thus make the Energy Services Group corporate organization chart agree with its managerial structure.

	(4) CNG MARKET CENTER SERVICES, INC. All of the issued and outstanding shares of common stock of CNG market Center Services, Inc., ("CNG Market Center") are owned by CNG Power. As part of the movement of CNG Power from being a direct subsidiary of Consolidated to being a direct subsidiary of Energy Services, CNG Power will need to transfer as a dividend to Consolidated its ownership of all of the issued and outstanding shares of common stock of CNG Market Center. This is necessary in order to maintain certain business efficiencies and provide maximum flexibility in CNG Market Center's operations that would not be available if the market center business of the CNG System were to be under Energy Services, the marketing company of the System.

	(5) CNG STORAGE SERVICE COMPANY. All of the issued and outstanding common stock of CNG Storage Service Company ("CNG Storage") would be transferred by Consolidated as a capital contribution to Energy Services, thereby making CNG Storage a wholly-owned subsidairy of Energy Services. This would cause the natural gas storage business of CNG Storage to be at the proper supervisory level in the Energy Services Group structure.



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	Exhibit G consists of the Energy Services Group organization charts before and after the proposed restructuring.


III. EXPANSION OF ENERGY SERVICES' BUSINESS


A. Increase in Spectrum of Authorized Activities

	Request is hereby made for authority through December 31, 2000 for Energy Services to acquire interests in a significantly wider spectrum of activities in conducting its business as a non-utility energy company. Specifically, Energy Services requests to engage in the following core energy related activities ("Core Activities"). Request is also made for Consolidated to form new, directly owned subsidiaries to engage in the Core Activities if Consolidated deems it appropriate to have such directly owned subsidiaries rather than Energy Services engage in such businesses.

(1) energy conservation and demand-side management;

(2) electrotechnologies and commercial applications thereof that are related to conservation of energy, improved energy efficiency, energy storage, greenhouse gas reductions, and similiar activities;

(3) manufacture, conversion, sale and servicing of electric and compressed natural gas powered vehicles and refueling/recharging infrastructure;


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(4) sales, leasing, servicing and financing of electric and gas utilizing equipment for residential, commercial and industrial purposes;

(5) brokering and marketing of energy related commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels;

(6) production, conversion, and distribution of thermal energy products (e.g., process steam, heat, hot water, chilled water, air conditioning, and the like), alternative fuels, and renewable energy resources;

(7) the sale of technical, operational, management, and other similar kinds of services and expertise to unaffiliated foreign and domestic companies and governmental authorities in such areas as power plant and transmission system design; gas exploration, development, transmission or storage system design; construction, maintenance and operation; and fuel procurement, delivery and management; environmental licensing, testing and remediation;

(8) investment in and operation of "qualifying facilities" within the meaning of the Public Utility Regulatory Policies Act of 1978, (Pub. L 95-617) ("PURPA"), and facilities that are necessary or incidental thereto, including thermal energy utilization facilities purchased or constructed primarily to enable the "qualifying facility" to satisfy the useful thermal output requirements under PURPA;



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(9) investment in and development, construction, lease and sale of components of power plants or gas system facilities, such as fuel handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities, provided that the foregoing shall not include investment in facilities for the generation, transmission or distribution of electric energy or distribution of natural or manufactured gas;

(10) exploration, development, production, gathering, transportation, manufacturing, processing, storage and sale of natural or artificial gas, propane and associated and non-associated petroleum products;

(11) the development, production, marketing and financing of applications, technologies, products, and services that have been developed in a core energy business; and

(12) such other activities and investments as the Commission may, from time to time, upon application under Section 10 of the Act designate as "Core Activities."

B. Integration with Financing Authorizations

	The aggregate dollar amount of investment in Core Activities by Consolidated and/or Energy Services and/or their respective direct or indirect subsidiaries during the period ending December 31, 2000 pursuant to an authorization in this proceeding will not exceed $500,000,000, which is


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approximately 15% of Consolidated's current capitalization.  The following will not be included in the calculation of the amount available for additional investments under the $500,000,000 dollar limitation: (i) investments made to acquire interests in jointly owned entities pursuant to the authorization granted in Commission order dated July 26, 1995, HCAR No. 26341, File No. 70-8621, (ii) investments made in a business after an "establishment period" of two years from the initial acquisition of an interest in such business pursuant to the authorization granted in this proceeding, after which time the exemption allowed for non-utility subsidiaries under Rule 52, as amended by HCAR No. 26311, dated June 20, 1995, would apply, and (iii) investments for which there is no recourse, directly or indirectly, to Consolidated.


C. Exemptions with Respect to Subsidiaries/Affiliates

	It is also requested that Consolidated and/or Energy Services be permitted to engage in Core Activities through formation of, and investments in, any direct or indirect subsidiary company or affiliate which derives or will derive substantially all of its revenues from Core Activities (a "Core Activity
Company") and which is not:

     (1) a holding company,

	(2) a public utility company,

	(3) an exempt wholesale generator,



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	(4) a foreign utility company,

	(5) a company which is engaged primarily in the business of performing services or construction for or selling goods to associate public utility companies, or

	(6) a company (other than the registered holding company) controlling, directly or indirectly, any company specified in paragraphs (1) through
	    (5) above if the investment is to be
	    made in a company specified in such paragraphs.

	Consolidated and Energy Services request an exemption from Section 9(a), pursuant to Section 9(c)(3) of the Act, and 12(b) so that they may, without the need to apply for or obtain an order of the Commission, acquire the securities of and/or make capital contributions and other advances to any Core Activity Company described above in order to finance the business of such subsidiary or affiliate, provided that Consolidated has a long-term debt rating of investment grade as established by at least one nationally recognized statistical rating organization (as that term is used in Rule 15c3-1(c)2(vi)(F) under the Securities Exchange Age of 1934 ("1934 Act")).

D. Appropriate under Section 11(b) of the Act

	The first sentence of Section 11(b)(1) of the Act limits the operations of a registered holding company system to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system. The last sentence of Section 11(b)(1) states that the Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public utility systems


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the retention of an interest in any business which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.

	In view of the rapidly changing nature of the energy markets in North America as the twentieth century draws to a close, particularly the increasing convergence of the gas and electric power markets due to the interchangeability of energy forms, the Core Activities in which Energy Services proposes to engage should be deemed to be incidental and appropriate to the operations of the Consolidated System. A substantial portion of Energy Services' business would still consist of gas marketing, and the Core Activities portion which would not involve gas directly would be energy-related and in many cases would involve gas indirectly. Highly competitive energy markets are making the classification of companies as solely gas or electric obsolete. Consolidated through its investments in cogeneration facilities already has part ownership in eight plants capable of producing 438 megawatts of power. It is for these reasons that the Core Activities are incidental and appropriate to the energy operations of the CNG System.

	The public interest appropriateness of the Core Activities of Energy Services is evidenced by the recent history of federal legislation and regulatory action which has strongly promoted the development of competitive energy markets. Such legislation primarily consists of the following.


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	1. Public Utility Regulatory Practices Act of 1978

	PURPA defines a "cogeneration facility" as a facility which produces electric energy and steam or other forms of useful energy (such as heat) which are used for industrial, commercial, heating or cooling purposes (16 USCA 796
(18)(A)). PURPA further defines a "qualifying cogeneration facility" ("Cogen") as a cogeneration facility which meets the requirements of the Federal Energy Regulatory Commission ("FERC") respecting minimum size, fuel use, and fuel efficiency (16 USCA 796 (18)(B)). The FERC operating and efficiency standards for Cogens are set forth in 18 CFR 292.205(a) and (b). PURPA also requires electric utilities to purchase electric energy from, and sell electric energy to, Cogens (16 USCA 824a-3). PURPA allowed FERC to exempt Cogens from being electric utility companies under Section 2(a)(3) of the Act, which FERC did at 18 CFR 292.602. PURPA can thus be viewed as Congress's initial action to provide for greater efficiencies in energy markets through the liberalization of the restraints placed on electric generation by the Act.

	2. Cogeneration Statutes

	 Even though Cogens became exempt from the Act by virtue of PURPA and FERC rulemaking, Consolidated and the other registered gas holding companies were prevented from investing in Cogens under a strict interpretation of the functional relationship requirement of Section 11(b) of the Act. This restraint was removed by Public Law 99-186 (December 18, 1985), which stated that notwithstanding Section 11(b)(1) of the Act, a company in a registered gas holding company system could acquire and retain, in any geographic area, any interest in a Cogen.

	Public Law 86-553 (October 27, 1986) broadened the scope of the 1985 statute by providing that any company in a registered holding company system (whether gas or electric) could acquire and retain, in any geographic area, an interest in a Cogen. The 1986 statute thus allowed electric holding company systems to invest in Cogens without needing to comply with the operational integration requirements of the Act.

	These two Cogen statutes together are further evidence of Congressional intent to foster the development of competitive energy markets. Congress acheived this by removing restraints otherwise imposed by the Act on registered holding company participation in such markets.



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	3. Gas Related Activities Act of 1990

	The Gas Related Activities Act of 1990 (Pub.L 101-572, November 15, 1990) ("GRAA") is an important step in the evolution of Congressional thinking on removing Section 11(b) restraints to allow registered gas holding companies to compete in energy markets with those not restrained by the Act. The GRAA essentially made inapplicable, as to gas related activities of a registered gas holding company, the functionally related requirement of Section 11(b)(1), which requires a showing of benefit to the utility companies of the system. Substituted in lieu thereof, is a standard based on consumer benefit and absence of detriment to the proper functioning of the system. Congress, in weighing the matter, clearly came down in favor of removal of the traditional
Section 11(b)(1) restrictions when such would promote energy industry efficiencies and consumer benefits.


	4. Energy Policy Act of 1992

	The enactment of the Energy Policy Act of 1992 (Pub L. 102-486, October 24, 1992) ("EPA92") is the most recent and significant step in freeing up the wholesale energy markets in the United States. EPA92 added Sections 32 and 33 to the Act, which created the categories of EWG and foreign utility company ("FUCO"), respectively. An EWG as defined in Section 32 means any person determined by FERC to be engaged in the business of owning or operating an eligible facility. The definition of "eligible facility" in Section 32 includes a facility which is used for the generation of electric energy exclusively for sale at wholesale. Section 32(e) states that EWGs shall not be considered electric utility companies under the Act. Section 32(g) allows a registered holding company to acquire interests in EWGs or FUCOs without prior approval of the SEC


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	Two salient features of EPA92 indicating further federal policy of liberalizing energy markets are (i) the category of EWG under EPA92 is broader than that of a Cogen under PURPA in that there is no requirement for an industrial or commercial host using an alternative energy form in the former case (which greatly reduces facility complexity, cost, and siting problems) and
(ii) EWGs, unlike Cogens, are exempt from all provisions of the Act (which makes for ease of operation of a facility within a registered holding company system). EPA92 can be regarded as laying the groundwork for what is generally anticipated to be the next big step in opening energy markets to greater competition, i.e. open access on utility transmission lines or the electric industry equivalent of FERC Order 636.


	5. FERC Action

	Due to the issuance of Order 636 by FERC in 1992, interstate pipelines, such as Consolidated's subsidiary CNG Transmission Corporation, ceased to be merchants or sellers of gas. The pipelines became common carriers under the open access provisions of Order 636, with their transportation and storage services becoming unbundled from the sale of natural gas.


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	As a result of Order 636, a market in released transportation and storage capacity has developed. Natural gas customers, such as local distribution companies ("LDCs"), now have significantly increased responsibility and control over gas supply and transportation capacity. Gas marketers have entered the business of assisting these customers in managing their daily supply requirements. The early multitude of gas marketers is now being replaced through industry consolidation by the emergence of several mega-marketers. Parallels of these developments are developing in the electric industry deregulation process.

	FERC has taken steps in the direction of opening up wholesale power markets. On March 29, 1995, it issued a proposal (Docket No. RM95-8-000) which would require investor-owned electric utilities to provide "open access" to their interstate transmission systems. This would allow distant utilities or wholesale customers to buy and sell power over transmission lines owned by others. Tariffs would be posted by the utilities for the transmission of power and allied services, with the same rates applying to their own wholesale transactions.


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	6. State Action

	There are several state initiatives underway, such as open access proposals for California and Wisconsin. On May 15, 1995, it was announced that a coalition of Rhode Island utilities, businesses and consumer groups agreed on general guidelines to form an open market for electricity which would include retail wheeling. The Rhode Island accord has not yet been approved by regulators, but it represents the first time that all the parties needed to advance deregulation have found a common ground.

IV. AUTHORIZATIONS REQUESTED

	The following authorizations are hereby requested.

	1. For CNG Power Services to transfer its ownership of all the outstanding common stock of CNG Lakewood to Consolidated as a dividend, and for Consolidated to subsequently transfer such shares of CNG Lakewood to CNG Power as a contribution to capital.

	2. For Consolidated to transfer its ownership of all of the outstanding shares of common stock of CNG Power Services to Energy Services as a capital contribution.

	3. For CNG Power Services, in the event that Energy Services decides not to continue it as a power marketer, to either (i) ultimately conclude its current power marketing business, including the transfer of that portion of its business that is assignable to Energy Services, after which



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it would be dissolved, or (ii) merge with Energy Services, with the latter company succeeding to all of its rights and liabilities as a power marketer, and all of the outstanding shares of CNG Power Services being cancelled.

	4. For CNG Power to transfer all of the assets of its Liquids , Technical Products and Natural Gas Vehicle Divisions to Consolidated as a dividend (the value of such dividend to be the net assets after adjusting for related liabilities), and for Consolidated to subsequently transfer such assets to CNG Special Products as a contribution to capital.

	5. For Consolidated to transfer its ownership of all of the outstanding shares of common stock of CNG Power to Energy Services as a contribution to capital.

	6. Prior to or simultaneously with the action described in Paragraph 4 immediately above, for CNG Power to transfer its ownership of all of the outstanding common stock of CNG Market Center to Consolidated as a dividend.

	7. For Consolidated to transfer its ownership of all of the outstanding shares of common stock of CNG Storage to Energy Services as a contribution to capital.

	8. For Consolidated and Energy Services to acquire interests in Core Activity Companies as described herein.


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	9. For Energy Services and/or Core Activity Companies to engage in
Core Activities, including formation of and investments in their respective subsidiaries, without any additional prior Commission order as described in detail above.

V. FILING OF CERTIFICATES OF NOTIFICATION


	It is proposed that the reporting system of the 1934 Act be integrated with the reporting system under the 1935 Act with respect to matters covered by this Application. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for the Commission, Consolidated and Energy Services. To effect such integration, the 1934 Act reports would be incorporated by reference into this proceeding. The parties to this Application therefore undertake to file a certificate of notification under Rule 24 only to report the following: (i) the specific place, in documents being incorporated by reference, at which disclosures concerning the authorizations granted pursuant to this Application-Declaration are located, and (ii) any transaction which is not otherwise reported or reflected, directly or indirectly, in a report filed by Consolidated under the 1934 Act or otherwise in another 1935 Act report such as a Form U5S. Such certificate of notification would be filed within 90 days after the end of the calendar quarter in which a transaction occurs.

VI. DOCUMENTS INCORPORATED BY REFERENCE

	The following documents filed with the Commission before or during the period of effectiveness of an order issued in this proceeding shall be deemed to be incorporated into this Application and to be a part hereof from the date of filing of such documents with the Commission, or if filed before the date of filing of this Application, from the date of the filing hereof.

1934 Act
Consolidated's most recent Form 10-K Annual Report heretofore filed with the Commission, its Form 10-Q Quarterly Reports filed heretofore subsequent to the filing of the aforesaid Form 10-K, and all documents filed by Consolidated pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of filing of this Application. (File No. 1-3196).

1935 Act

Consolidated's most recent Form U5S Annual Report, File No. 30-203, heretofore filed with the Commission pursuant to the 1935 Act, and each Form U5S filed from the date hereof.


VII.  RULE 53 SATISFIED

	Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. Currently Consolidated owns indirectly a 1% general partnership and a 34% limited partnership interest in Lakewood Cogeneration, L.P. ("Lakewood"), an EWG. On November 30, 1994, the 1% general partnership interest in Lakewood was acquired by CNG Power Services Corporation, an EWG and a newly-formed wholly-owned subsidiary of Consolidated, from CNG Energy Company (now CNG
Power), another wholly-owned subsidiary of Consolidated, in a transaction exempt under Rule 43(b)(2). Consolidated does not own any interests in a FUCO. Consolidated believes that Rule 53(a), (b) and (c) are satisfied in its case as follows.
	Fifty percent of Consolidated's retained earnings as of June 30, 1995 was $662,298,000; Consolidated's aggregate investment (as defined in Rule 53(a)(l)(i)) in Lakewood on such date and in both its EWGs as of the date of filing of this Application-Declaration is estimated to be approximately $18,000,000, thereby satisfying Rule 53(a)(l). Consolidated and its subsidiaries maintain books and records to identify the investments in and earnings from its EWGs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the SEC access to such books and records and financial statements as it may request. Employees of Consolidated's domestic public-utility companies do not render services, directly or indirectly, to the EWGs in the Consolidated System, thereby satisfying Rule 53(a)(3). No application for EWG financing has been filed with the Commission since adoption of Rule 53; Rule 53(a)(4) is correspondingly inapplicable at this time


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	None of the conditions described in Rule 53(b) exist with respect to
Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.


VIII.  SERVICE CONTRACTS WITH CORE ACTIVITY COMPANIES

	Core Activity Companies may contract for services from Energy Services or other non-utility company in the CNG System that is determined to be best suited to provide them by virtue of it expertise and experience. Request is made for authorization allowing such services to be furnished at market-based rates pursuant to an exception from the requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder.

     (b) Describe briefly, and where practicable state the approximate amount of any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or declarant or any affiliate of any such associate company.


     None except as set forth in Item 1.(a) above.


     (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.


     Inapplicable.


     (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.


     Inapplicable.

Item 2.  Fees, Commissions and Expenses

     (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

     It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated and Energy Services in connection with the herein proposed transactions will consist of the $2,000 filing fee under the Act, $8,000 payable to Consolidated Natural Gas Service Company, Inc. ("Service Company") for services on a cost basis (including regularly employed counsel) for the preparation of this Application and other documents, $20,000 payable annually to affiliated and non-affiliated professionals with respect to specific Core Activities, and $3,000 for miscellaneous other expenses.


     (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

     The charges of Service Company in connection with the preparation of this

Application on Form U-1 and other related documents and papers required to consummate the proposed transactions are included in the above.


Item 3.  Applicable Statutory Provisions

     (a) State the sections of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

     Sections 9, 10(a) and 12(f) and Rule 45 are believed to be applicable to the following proposed transactions:

	The (i) acquisitions by Consolidated of (a) the common stock of CNG Market Center from CNG Power, (b) the common stock of CNG Lakewood from CNG Power Services and (c) the assets of the Liquids, Technical Products and Natural
Gas Vehicle Divisions from CNG Power; and (ii) the capital contributions by Consolidated of (x) the CNG Lakewood common stock to CNG Power, (y) the Liquids, Technical Products and Natural Gas Vehicle Division assets to CNG
Special Products and (z) the CNG Storage, CNG Power and CNG Power Services common stocks to Energy Services.

	The acquisition by CNG Power from Consolidated of the common stock of CNG Lakewood.

	The acquisition by Energy Services of the power marketing business of CNG Power Services through assignment and/or merger, subsequent to which the outstanding shares of common stock of CNG Power Services would be canceled.

	The acquisition by Energy Services from Consolidated of (i) the common stocks of CNG Storage, CNG Power and CNG Power Services, and (ii) the assets of the Liquids, Technical Products and Natural Gas Vehicles
Divisions.

	The acquisition by CNG Special Products from Energy Services of the assets of the Liquids, Technical Products and Natural Gas Vehicle Divisions.

	Sections 9 and 10(a) may also apply to Energy Services and Core Activity Companies engaging in Core Activities requested herein.

	Section 13(b) may be applicable to the exemption request for market-based rates for service agreements between Core Activity Companies and other non-utility companies in the CNG System.

     To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.


     (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.


     Not applicable.


Item 4.  Regulatory Approval

     (a) State the nature and extent of the jurisdiction of any state commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

      No state commission or Federal commission (other than the Securities and Exchange Commission) has jurisdiction over the proposed transaction.


     (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

     Not applicable.

Item 5.  Procedure

     (a) State the date when Commission action is requested. If the date is less then forty (40) days from the date of the original filing, set forth the reasons for acceleration.

     It is hereby requested that the Commission issue its order with respect to the transactions proposed herein on or before December 1, 1995.


     (b) State (i) whether there would be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and
(iv) whether there should be a thirty (30) day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transaction. The Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements

     The following exhibits and financial statements are made a part of this statement:

     (a)  Exhibits

      A-1 The certificates of incorporation of CNG Power, CNG Power Services, CNG Market Center, and CNG Storage as filed as exhibits to Consolidated's Form U5S, File No. 30-203, are hereby incorporated by reference.

      A-2 The by-laws of the companies listed in A-1 above as filed as exhibits to Consolidated's Form U5S, File No. 30-203, are hereby incorporated by reference.

      F-1  Opinion of Counsel for Consolidated, Energy Services, CNG Power
            and CNG Special Products.
           (To be filed by amendment)

      G Charts depicting the Energy Services Group before and after proposed restructuring.

      O    Proposed Notice pursuant to Rule 22(f).

     (b)  Financial Statements


     Financial statements are not submitted with respect to the authorizations herein due to (i) the extended period for which authorizations are sought and
(ii) the impracticality of knowing the type and extent of financing transactions that may occur during such period. However, Consolidated will furnish any financial information that the Commission shall request.


Item 7.  Information as to Environmental Effects

     (a) Describe briefly the environmental effects of the proposed transactions in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4312(2)(C)). If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that purpose.


     As more fully described in Item 1, the proposed transactions subject to the jurisdiction of this Commission relate only to the purchase and sale of securities and involve no major federal action significantly affecting the human environment.

     (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.


     None.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Co. Act of 1935, the undersigned companies have duly caused this statement to be signed on their respective behalf by the undersigned thereunto duly authorized.


	CONSOLIDATED NATURAL GAS COMPANY




	By  L. D. Johnson
	    Vice Chairman and
	    Chief Financial Officer


	CNG ENERGY SERVICES CORPORATION
	CNG POWER COMPANY
	CNG SPECIAL PRODUCTS AND SERVICES, INC.



	By   N. F. Chandler
	     Their Attorney
Date:  September 22, 1995